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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 5)*
Ultimate Electronics, Inc.

(Name of Issuer)
Common Stock, par value $.01 per share

(Title of Class of Securities)
903849 10 7
(CUSIP Number)
December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            903849 10 7

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only).
William J. Pearse

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
5,000

		6.	Shared Voting Power
1,792,990

		7.	Sole Dispositive Power
5,000

		8.	Shared Dispositive Power
1,792,990

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,797,990

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
12.3%

12.	Type of Reporting Person (See Instructions)
IN

CUSIP No.              903849 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Barbara A. Pearse

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
-0-

		6.	Shared Voting Power
1,792,990

		7.	Sole Dispositive Power
-0-

		8.	Shared Dispositive Power
1,792,990

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,792,990

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
12.3%

12.	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer
Ultimate Electronics, Inc.

(b)	Address of Issuer's Principal Executive Offices
321 West 84th Avenue, Suite A Thornton, Colorado 80260

Item 2.

(a)	Name of Person Filing
(1) William J. Pearse (2) Barbara A. Pearse

(b)	Address of Principal Business Office or, if none, Residence
321 West 84th Avenue, Suite A Thornton, Colorado 80260

(c)	Citizenship
United States of America

(d)	Title of Class of Securities
Common Stock, par value $.01 per share

(e)	CUSIP Number
903849 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(1) William J. Pearse: 1,797,990 (2) Barbara A. Pearse: 1,792,990

(b)	Percent of class:

(1) William J. Pearse: 12.3% (2) Barbara A. Pearse: 12.3%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
(1) William J. Pearse: 5,000(1) (2) Barbara A. Pearse -0-

	(ii)	Shared power to vote or to direct the vote

(1) William J. Pearse: 1,792,990 (2) Barbara A. Pearse: 1,792,990

	(iii)	Sole power to dispose or to direct the disposition of
(1) William J. Pearse: 5,000(1) (2) Barbara A. Pearse: -0-

	(iv)	Shared power to dispose or to direct the disposition of
(1) William J. Pearse: 1,792,990 (2) Barbara A. Pearse: 1,792,990

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        Not applicable.

Item 8. Identification and Classification of Members of the Group

         Not applicable.

(1)
The shares that William J. Pearse has the sole power to vote, direct the vote, dispose and direct the disposition of are 5,000 shares issuable upon the exercise of options exercisable within sixty days, granted to William J. Pearse by Ultimate Electronics, Inc., under its 2000 Equity Incentive Plan.

Item 9. Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003	February 13, 2003
Date	Date

/s/ William J. Pearse	/s/ Barbara A. Pearse
Signature	Signature

William J. Pearse	Barbara A. Pearse
Name/Title	Name/Title

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations
                      (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit	Document	Page No.
A	Joint Filing Agreement	A-1

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EXHIBIT INDEX